Exhibit 99.1

Mountain Province Diamonds Announces Diamond Recovery Results from 2014 Tuzo Deep Drill Program

Shares Issued and Outstanding: 135,204,550
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, March 4, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce the diamond recovery results from the 2014 Tuzo Deep drill program.

In July 2013 Mountain Province released an updated independent National Instrument 43-101 resource statement for the Gahcho Kué project incorporating the results of the 2012 Tuzo Deep drill program. The Tuzo resource from a depth of 300 meters to 360 meters was upgraded from an inferred resource to an indicated resource, extending the indicated resource from surface to a depth of 360 meters. In addition, an inferred resource was declared for Tuzo Deep from a depth of 360 meters to 564 meters below surface.

The 2014 Tuzo Deep drill program successfully confirmed the continuity of the Tuzo kimberlite to a depth of more than 740 meters below surface. Despite challenging drilling conditions, five holes were drilled resulting in the recovery of 434 kilograms of kimberlite, which was processed by caustic fusion at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council, which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis. Table 1 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 1 – Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Totals
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes
*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats
*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

The Gahcho Kué joint venture will assess the results of the 2014 Tuzo Deep drill program to determine possible next steps to upgrade the Tuzo Deep resource further to depth. While construction of the Gahcho Kué mine is underway no further deep drilling will take place at Tuzo.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine. Site preparation commenced in December 2014 and the overall project is on schedule for first production during H2 2016.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, e-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 10:34e 04-MAR-15